

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Stephen D. Yarad
Chief Financial Officer
MFA Financial, Inc.
350 Park Avenue
20th Floor
New York, New York 10022

> **Re:** **MFA Financial, Inc.**
> **Form 10-K**
> **Filed February 16, 2012**
> **File No. 001-13991**

Dear Mr. Yarad:

We have reviewed your response letter dated May 30, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

If a counterparty to our repurchase transactions defaults on its obligation…, page 9

1. We note your response to comment 2. In future Exchange Act reports, please expand this risk factor to identify any repo counterparty for which the exposure exceeds 5% of your stockholder's equity. We note from your response that as of December 31, 2011 there were three such counterparties.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(b) Agency and Non-Agency MBS (including Non-Agency MBS transferred to a consolidated VIE)

Impairments/OTTI

2. We have considered your response to our prior comment 7. With respect to those non-agency mortgage backed securities which you have determined do not fall under to scope or ASC Topic 325-40 it appears that you are relying on the scope exception in ASC Topic 325-40-15-3e. Please explain to us in further detail how you determined these securities meet the criteria of ASC Topic 325-40-15-3e(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen D. Yarad
MFA Financial, Inc.
June 13, 2012
Page 3

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629_ if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Assistant Director at (202)551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief